

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via Facsimile
Louis Bertoli
Chief Executive Officer
Trim Holding Group
7075 Gratiot Road, Suite One
Saginaw, MI 48609

> **Re: Trim Holding Group**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 333-121787**

Dear Mr. Bertoli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1. Please update your EDGAR company profile to include your current telephone number, business address and mailing address. If you require technical assistance, please consult the EDGAR manual, and if additional information is required, you may contact Filer Support at (202) 551-8900.

Report of Independent Registered Public Accounting Firm, page 8

2. We note that the report of your independent accountant does not cover your cumulative period from inception (February 17, 2004) to December 31, 2010. Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please amend your 2010 Form 10-K to include a report

from your independent accountant that opines on the cumulative data, or tell us why you are unable to do so.

3. Please explain to us why you, a domestic registrant, utilize a Canadian independent accountant to audit your US GAAP financial statements.

Item 9A. Controls and Procedures, page 17

Management's Annual Report on Internal Control Over Financial Reporting, page 17

4. We note that you have not included management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. Please amend your Form 10-K to provide this report.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Cover Page

5. Please indicate by check mark whether you have submitted the Interactive Data File required by Item 601 (101) of Regulation S-K in future Exchange Act filings on Forms 10-Q and 10-K. Please confirm that you will do so in a supplemental response to this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551- 3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

Via Facsimile
cc: H. Grady Thrasher, IV, Esq.